

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-mail
Mr. Brad Pyatt
Chief Executive Officer
MusclePharm Corporation
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re: MusclePharm Corporation**
> **Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-179515**

Dear Mr. Pyatt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. We have issued comments under separate cover on your Information Statement on Form PRE14C that was filed on January 30, 2012. All comments will need to be fully resolved before we take final action on this registration statement.

2. Pursuant to Item 402(o) of Regulation S-K, please provide narrative disclosure accompanying your Summary Compensation Table on page 40 that clearly explains how the compensation awarded to each of your named executive officers comports with the material terms of their respective employment agreements. For example, we note that Mr. DeLuca, under the terms of his November 14, 2011 employment agreement, was entitled to a pro-rated salary of $125,000 and a bonus of cash and stock as follows:

> For each one million dollars ($1,000,000) in revenue in excess of the revenue reported for the Company's prior fiscal year in the Company's

annual report on Form 10-K, the Executive shall receive (i) ten thousand dollars ($10,000) and (ii) one hundred thousand dollars ($100,000) worth of the Company's common stock.

Your narrative disclosure should explain the basis for your executives' compensation awards and specifically how the particular awards tie in to the material terms of each executive's employment agreement. If any compensation reflected in the Summary Compensation Table was not based on an executive's employment agreement, please explain the basis for it.

3. Please amend your filing to include audited financial statements for the fiscal year ended December 31, 2011. Please refer to Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Joseph Lucosky
        Lucosky Brookman LLP
        33 Wood Avenue South, 6th Floor
        Iselin, NJ 08830